Advantage Insurance Inc.

American International Plaza

250 Muñoz Rivera Avenue, Suite 710

San Juan, Puerto Rico 00918

June 28, 2019

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Mr. Jeffrey Gabor and Ms. Suzanne Hayes
Office of Healthcare and Insurance

Re:	Advantage Insurance Inc.
Request for Withdrawal of Registration Statement on Form S-1
File No. 333-221621
CIK No. 0001714763

Dear Mr. Gabor and Ms. Hayes:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Advantage Insurance Inc., a Puerto Rico corporation (the “Company”), hereby respectfully requests that the Registration Statement on Form S-1 (File No. 333-221621), originally filed by the Company with the U.S. Securities and Exchange Commission (the “Commission”) on November 16, 2017, as subsequently amended, together with all exhibits thereto (the “Registration Statement”) be withdrawn effective immediately.

The Company has determined not to undertake the public offering to which the Registration Statement relates due to market conditions. The Registration Statement was not declared effective by the Commission, and the Company hereby confirms that no securities have been or will be sold pursuant to the Registration Statement. Accordingly, the Company requests that the Commission issue an order granting the withdrawal of the Registration Statement (the “Order”) effective as of the date hereof.

The Company also requests that, in accordance with Securities Act Rule 457(p), all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Thank you for your assistance with this matter. Please provide a copy of the Order to the Company’s counsel (“Company Counsel”), Brian S. Korn of Manatt, Phelps & Phillips, LLP, via email at bkorn@manatt.com. If you should have any questions regarding the foregoing application for withdrawal or need anything further, please do not hesitate to contact Company Counsel via email or at (212) 790-4510.

Sincerely,

/s/ Walter C. Keenan
Walter C. Keenan
President and Chief Executive Officer